

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2020

Charles Follini
President
Gateway Garage Partners LLC
6 West 20th Street
5th Floor
New York, NY 10011

Re: Gateway Garage Partners LLC
Form 1-A
Filed October 16, 2020
File No. 024-11344

Dear Mr. Follini:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed October 16, 2020

General

1. We note that clause 3.c of your subscription agreement provides: "Subscriber also understands that an investment in the Company involves significant risks and understands all of the risk factors relating to the purchase of Units." Please revise your subscription agreement to remove the representation that an investor has "read" "reviewed" or "understands" the contents of the offering statement.

2. We note that clause 5 in Annex A of your subscription agreement permits individuals to purchase your securities using credit cards. Please add disclosure explaining how you will process subscriptions made by credit card. For example, disclose who will process credit card subscriptions, the amount of processing fees or other charges associated with credit card subscriptions, and whether the company or investors will pay such fees. Please add

risk factor disclosure as appropriate to discuss the risks associated with acquiring securities using debt.

3. We note clauses 10 and 11 in your subscription agreement. Please revise your offering circular to: 1) describe the jury trial waiver and arbitration provisions, including how it will impact your investors; 2) describe any questions as to enforceability under federal and state law; 3) clarify whether these provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering; 4) to the extent the provisions apply to federal securities law claims, please revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company´s compliance with the federal securities laws and the rules and regulations thereunder; and 5) clarify whether purchasers of interests in a secondary transaction would be subject to these provisions.

4. We note that you indicate on page 18 that the OpCo Manager relied on an appraisal by Archstone Group. Please include a consent from Archstone Group as an exhibit to your offering statement. Refer to Item 17(11) of Part III of Form 1-A for guidance.

5. We note that you filed the draft offering statements as exhibits; however, it does not appear that you have filed the non-public correspondence. Please file all non-public correspondence submitted by or on behalf of you pursuant to Item 15(a) of Part III of Form 1-A. Submission of an amendment with such correspondence filed as an exhibit will begin the running of the 21-day pre-qualification period. Please refer to Rule 252(d) of Regulation A and Securities Act Rules Compliance and Disclosure Interpretation 182.01 for guidance.

Cover Page

6. We are unable to locate part of your response to comment 4 in our letter dated June 17, 2020, and therefore reissue our comment in part. We note that you intend to place funds in an escrow account. Please file the escrow agreement in accordance with Item 17(6) of Part III of Form 1-A.

Financial Statements of 181 High Streel LLC, page F-8

7. Please revise your filing to include updated interim financial statements for 181 High Street LLC. Reference is made to paragraph (b)(7) of Part F/S of Form 1-A.

Exhibits

8. We note that your Independent Auditors' Consent filed as exhibit 11.1 references their report for 181 High Street LLC dated May 15, 2020. However, the report included on page F-10 is dated May 14, 2020. Please obtain and file an updated consent from your independent auditor that references the correct dates of their reports.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenneth L. Betts, Esq.